UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ATS Corporation

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

00211E104

(CUSIP Number)

Joel R. Jacks

900 Third Avenue, 33rd Floor

New York, NY 10022

Telephone: (212) 909-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Squire, Sanders & Dempsey L.L.P.

8000 Towers Crescent Drive, 14th Floor

Tysons Corner, VA 22182

Attention: James J. Maiwurm

Telephone: (703) 720-7890

May 16, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00211E104

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Joel R. Jacks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,220,411
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 1,220,411
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,220,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 00211E104

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Peter M. Schulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,241,500
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 1,241,500
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,241,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 00211E104

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Wesley Gaus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 229,994
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 229,994
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 229,994
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 00211E104

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Daniel Colon, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 40,324
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 40,324
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 40,324
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): *%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Less than 1%

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on January 19, 2007 and amended on January 31, 2007, June 29, 2007 (by two filings) and October 17, 2007. This Amendment is being filed to report a change in beneficial ownership of more than one percent (1%). This decline in ownership is due to the Reporting Persons’ participation in the recent warrant tender offer by ATS Corporation, pursuant to which Messrs. Jacks and Schulte each tendered 1,043,653 Common Stock warrants for 83,492 shares of Common Stock by cashless exercise, Mr. Gaus tendered 554,930 Common Stock warrants for 44,394 shares of Common Stock by cashless exercise and Mr. Colon tendered 36,995 Common Stock warrants for 2,959 shares of Common Stock by cashless exercise. Unless otherwise stated, the information set forth in the original Schedule 13D and its amendments remains accurate in all respects.

FSAC Partners, LLC (“FSAC Partners”), previously a filer of the “group,” was dissolved on June 29, 2007. Due to its dissolution, any “group” status, as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, that may have been deemed pursuant to the status as a member of FSAC Partners ended. As a result of its dissolution, FSAC Partners no longer beneficially owned more than five percent (5%) of the Common Stock (as defined below) and no longer made reports or amendments to this Statement. Similarly, upon the dissolution of FSAC Partners, Dr. Edward Bersoff was no longer affiliated with the “group” and made his schedule reports and amendments separately from the “group,” following such dissolution on June 29, 2007. Sary Awad, a former employee of CM Equity and its affiliates, ended his affiliation with the “group” as of October 17, 2007. Joel Jacks, Peter Schulte, Wesley Gaus and Daniel Colon, Jr. continue to file as a “group” due to their affiliation with CM Equity, as further described below.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the common stock, par value $0.0001 per share (the “Common Stock”), of ATS Corporation, a Delaware corporation formerly known as Federal Services Acquisition Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7915 Jones Branch Drive, McLean, VA 22102.

Item 2.	Identity and Background.

This Schedule 13D/A is filed on behalf of each the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Joel R. Jacks (“Jacks”),

Peter M. Schulte (“Schulte”),

Wesley Gaus (“Gaus”), and

Daniel Colon, Jr. (“Colon”).

Jacks, Schulte, Gaus and Colon are collectively referred to herein as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

This Amendment relates to (i) 1,220,411 shares of Common Stock held by Jacks, (ii) 1,241,500 shares of Common Stock held by Schulte, (iii) 229,994 shares of Common Stock held by Gaus, and (iv) 40,324 shares of Common Stock held by Colon (collectively, the “Shares”).

Effective June 29, 2007, the members of FSAC Partners dissolved the limited liability company. Jacks, Schulte, Gaus and Colon were included among the former members of FSAC Partners, who received shares of ATS Corporation common stock upon the dissolution of FSAC Partners. Each of these individuals is associated with CM Equity Partners (“CM Equity”), a company that invests in established middle market companies and manages private equity funds and investments through its management company, CM Equity Management, L.P. Jacks and Schulte are the Managing Partners and founders of CM Equity.

Each of Jacks and Schulte is serving as a director of the Issuer.

The business address of Jacks, Schulte, Gaus and Colon is 900 Third Avenue, 33rd Floor, New York, New York 10022.

During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Each of the individual Reporting Persons is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 29, 2007, FSAC Partners was dissolved and the former members of FSAC Partners who are current Reporting Persons received the outstanding interests of the limited liability company, comprised entirely of the following shares of common stock of ATS Corporation:

Joel R. Jacks	72,963

Peter M. Schulte	72,963

Wesley Gaus	177,138

Daniel Colon, Jr.	33,135

The only consideration paid for the shares of Common Stock formerly held by FSAC Partners was in payment for shares sold by former FSAC Partners member Robert Hopkins to Jacks, Schulte and Gaus, simultaneously with the dissolution of FSAC Partners. Of the total 72,963 shares received by each of Jacks and Schulte, 35,294 were bought from Hopkins at a price of $128,359.34 each. Of the 177,138 shares of Common Stock received by Gaus, 8,248 shares were bought from Hopkins at $30,000.

On July 20, 2007, Messrs. Jacks and Schulte received 1,881 and 1,814 shares of Common Stock, respectively, in lieu of cash for director fees for serving on the board of the Issuer. On October 16, 2007, Messrs. Jacks and Schulte received 2,043 and 1,702 shares of Common Stock, respectively, in lieu of cash for director fees for serving on the board of the Issuer. On January 11, 2008, Messrs. Jacks and Schulte received 1,944 and 1,875 shares of Common Stock, respectively, in lieu of cash for director fees for serving on the board of the Issuer. On May 7, 2008, Messrs. Jacks and Schulte received 12,173 and 11,739 shares of Common Stock, respectively, in lieu of cash for director fees for serving on the board of the Issuer.

On May 7, 2008, Messrs. Jacks and Schulte each received 10,434 restricted shares of Issuer Common Stock under the Issuer’s 2006 Omnibus Incentive Compensation Plan, of which 20% vest on each anniversary date of the grant.

On May 16, 2008, pursuant to the Issuer’s warrant tender offer, Messrs. Jacks and Schulte each received 83,492 shares of Common Stock due to the cashless exercise of 1,043,653 warrants, Mr. Gaus received 44,394 shares of Common Stock due to the cashless exercise of 554,930 warrants, and Mr. Colon received 2,959 shares of Common Stock due to the cashless exercise of 36,995 warrants.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which they now own or may hereafter acquire.

At the date of this statement, the Reporting Persons, except as set forth in this statement and consistent with Jacks’ and Schulte’s positions with the Issuer, have no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

All of the percentages calculated in this Amendment are based on 22,312,246 shares of Common Stock outstanding as of the close of business on May 16, 2008, as reported in the Issuer’s press release on May 19, 2008 announcing the results of its warrant tender offer.

In the aggregate and without duplication, as of the date of this statement, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 2,732,229 shares of Common Stock, which represents approximately 12.2% of the Common Stock outstanding as of the date of this statement. As set forth below, each of the Reporting Persons expressly disclaims beneficial ownership of shares of Common Stock as to which he does not have actual voting and dispositive power.

As of the date of this Amendment, Jacks may be deemed to be the beneficial owner of an aggregate of 1,220,411 shares of Common Stock, which represents approximately 5.5% of the Common Stock outstanding as of the date of this statement. Jacks has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such shares.

As of the date of this Amendment, Schulte may be deemed to be the beneficial owner of an aggregate of 1,241,500 shares of Common Stock, which represents approximately 5.6% of the Common Stock outstanding as of the date of this statement. Schulte has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such shares.

As of the date of this Amendment, Gaus may be deemed to be the beneficial owner of an aggregate of 229,994 shares of Common Stock, which represents approximately 1.0% of the Common Stock outstanding as of the date of this statement. Gaus has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such shares.

As of the date of this Amendment, Colon may be deemed to be the beneficial owner of 40,324 shares of Common Stock, which represents less than 1% of the Common Stock outstanding as of the date of this Amendment. Colon has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No material change.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1. Joint Filing Agreement (included as Exhibit 99.1 to the Schedule 13D/A filed on October 17, 2007)

Exhibit 99.2 Specimen warrant certificate (included as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.3. Form of Escrow Agreement entered into by the Issuer and certain of its stockholders and Continental Stock Transfer & Trust Company (included as Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.4. Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.5. Amendment to Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 99.4 to the Schedule 13D/A filed June 29, 2007 and incorporated herein by reference)

Exhibit 99.6. Amended and Restated Stock Escrow Agreement entered into by the Issuer, the former members of FSAC Partners, LLC, certain stockholders of the Issuer and Continental Stock Transfer & Trust Company (included as Exhibit 99.5 to the Schedule 13D/A filed June 29, 2007 and incorporated herein by reference)

Exhibit 99.7. Joel R. Jacks Power of Attorney (included as Exhibit 99.4 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.8. Peter M. Schulte Power of Attorney (included as Exhibit 99.5 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.9. Wesley Gaus Power of Attorney (included as Exhibit 99.8 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.10. Daniel Colon, Jr. Power of Attorney (included as Exhibit 99.10 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2008

JOEL R. JACKS

By:	/s/ Joel R. Jacks
Name:	Joel R. Jacks

PETER M. SCHULTE

By:	/s/ Peter M. Schulte
Name:	Peter M. Schulte

WESLEY GAUS

By:	/s/ Wesley Gaus
Name:	Wesley Gaus

DANIEL COLON, JR.

By:	/s/ Daniel Colon, Jr.
Name:	Daniel Colon, Jr.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Filing Agreement (included as Exhibit 99.1 to the Schedule 13D/A filed on October 17, 2007)

99.2	Specimen warrant certificate (included as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

99.3	Form of Escrow Agreement entered into by the Issuer and certain of its stockholders and Continental Stock Transfer & Trust Company (included as Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

99.4	Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

99.5	Amendment to Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 99.4 to the Schedule 13D/A filed June 29, 2007 and incorporated herein by reference)

99.6	Amended and Restated Stock Escrow Agreement entered into by the Issuer, the former members of FSAC Partners, LLC, certain stockholders of the Issuer and Continental Stock Transfer & Trust Company (included as Exhibit 99.5 to the Schedule 13D/A filed June 29, 2007 and incorporated herein by reference)

99.7	Joel R. Jacks Power of Attorney (included as Exhibit 99.4 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

99.8	Peter M. Schulte Power of Attorney (included as Exhibit 99.5 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

99.9	Wesley Gaus Power of Attorney (included as Exhibit 99.8 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

99.10	Daniel Colon, Jr. Power of Attorney (included as Exhibit 99.10 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)